[Letterhead of Sutherland Asbill & Brennan LLP]

April 30, 2014

VIA EDGAR

Derek B. Newman, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          TICC Capital Corp.

Preliminary Proxy Materials on Schedule 14A filed April 8, 2014

File No. 814-00638

Dear Mr. Newman:

On behalf of TICC Capital Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company with respect to the Company’s preliminary proxy materials on Schedule 14A (File No. 814-00638), filed with the Commission on April 8, 2014 (the “Proxy Materials”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Proxy Materials are indicated in the Company’s responses set forth below, such revisions have been included in the Company’s definitive Proxy Materials on Schedule 14A, filed concurrently herewith.

1.	On page 2 of the Proxy Materials, please define the term “affiliated persons of the Company” under the “Vote Required” section.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

2.	Please confirm that all the information required to be disclosed pursuant to Item 22(b)(11) of Schedule 14A has been disclosed in the “Proposal I: Election of Directors” section of the Proxy Materials.

Derek B. Newman, Esq.

April 30, 2014

The Company confirms to the Staff on a supplemental basis that all the information required to be disclosed by the Company pursuant to Item 22(b)(11) of Schedule 14A has been disclosed in the “Proposal I: Election of Directors” section of the Proxy Materials.

3.	On page 16 of the Proxy Materials, please enhance the disclosure under the “Compensation of Chief Executive Officer and Other Executive Officers” to describe how the allocable portion of the compensation that is reimbursed by the Company to BDC Partners is allocated among the Company and other entities for which BDC Partners serves as an administrator.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

4.	Please provide the required Tandy representations to the Staff.

Pursuant to the Staff’s request, in connection with the Staff’s review of the Company’s preliminary proxy statement on Schedule 14A (File No. 814-00638) filed on April 8, 2014, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff clear comments on the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff in advising the Company that it has cleared comments on the filing does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

Derek B. Newman, Esq.

April 30, 2014

cc:          Jonathan H. Cohen / TICC Capital Corp.

John J. Mahon, Esq. / Sutherland Asbill & Brennan LLP